OBER | KALER
     A Professional Corporation

     Ober, Kaler, Grimes & Shriver
     Attorneys at Law

     120 East Baltimore Street
     Baltimore, Maryland  21202-1643
     410-685-1120  FAX 410-547-0699

     1401 H Street, NW
     Washington, DC  20005-3324
     202-408-8400  FAX 202-408-0640


                                        December 27, 1996



Scudder International Fund, Inc.
345 Park Avenue
New York, New York  10154

         Re:   Rule 24f-2 Notice

Gentlemen:

         Scudder International Fund, Inc. ("Scudder") is a corporation organized under the laws of the State of Maryland on June 23, 1975, having its principal place of business in New York, New York. Scudder has five authorized series of stock, the International Fund series, the Pacific Opportunities Fund series, the Latin America Fund series, the Greater Europe Growth Fund series, and the Emerging Markets Growth Fund series. The Pacific Opportunities Fund series consists of one hundred million (100,000,000) authorized shares of capital stock, with a par value of One Cent ($0.01) per share. The Latin America Fund series consists of one hundred million (100,000,000) authorized shares of capital stock with a par value of One Cent ($0.01) per share. The Greater Europe Growth Fund series consists of one hundred million (100,000,000) authorized shares of capital stock, with a par value of One Cent ($0.01) per share. The Emerging Markets Growth Fund series consists of one hundred million (100,000,000) authorized shares of capital stock, with a par value of One Cent ($0.01) per share. The Pacific Opportunities Fund, Latin America Fund, the Greater Europe Growth Fund and Emerging Markets Growth Fund are hereinafter sometimes individually referred to as a "Fund" and collectively referred to as the "Funds."

         We understand that, pursuant to Rule 24f-2 under the Investment Company Act of 1940, Scudder registered an indefinite number of shares of its capital stock,
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December 27, 1996
Page 2

effective December 1, 1980. We further understand that, pursuant to the provisions of Rule 24f-2, you are about to file with the Securities and Exchange Commission a notice making definite the registration of 37,658,732 shares of capital stock of the Funds (the "Shares") sold in reliance upon Rule 24f-2 during the Funds' fiscal year ended October 31, 1996.

         We have examined originals or copies, certified or otherwise identified to our satisfaction, of the Charter, By-Laws, as amended, and records of corporate proceedings of Scudder, and such affidavits and advices from officers of Scudder or from public officials, as we have deemed necessary or appropriate for the purpose of this opinion.

         We are of the opinion that all of the Shares were legally and validly issued, and are fully paid and non-assessable. The opinion expressed in the preceding sentence is based upon the assumptions that the consideration received by Scudder for each such Share was in cash and in an amount not less than the net asset value per share of the Fund to which such Share relates, determined in accordance with the Charter, Bylaws and policies of the Board of Directors, and at all times the net asset value per share of each of the Funds was not less than One Cent ($0.01).

         We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940 or the securities laws of any state with respect to the issuance of the Shares.

         We consent to your filing this opinion with the Securities and Exchange Commission in connection with the Rule 24f-2 Notice which you are about to file pursuant to the Investment Company Act of 1940.

                                        Sincerely,

                                        /s/Ober, Kaler, Grimes & Shriver
                                        a Professional Corporation

GWW/TSS